Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated May 19, 2009, with respect to the combined statements of assets acquired and liabilities assumed of the Second Territory Business of ACON Laboratories, Inc., AZURE Institute, Inc., Oakville Hong Kong Co., Ltd, and ACON Biotech (Hangzhou) Co., Ltd as of December 31, 2008 and 2007, and the related statements of revenue and direct expenses for each of the years ending December 31 2008 and 2007, appearing in the Form 8-K of Inverness Medical Innovations, Inc. filed on July 1, 2009, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”
/s/ Grant Thornton Zhonghua
Shanghai, China
April 16, 2010